Whiskey Holdco, Inc.

c/o WestRock Company

1000 Abernathy Road NE

Atlanta, GA 30328

(770) 448-2193

July 31, 2018

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Whiskey Holdco, Inc. Registration Statement on Form S-4 File No. 333-223964

Dear Sir or Madam:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Whiskey Holdco, Inc. (the “Company”) hereby requests that the effective date of the above referenced Registration Statement (the “Registration Statement”) be accelerated so that the Registration Statement becomes effective under the Securities Act by 4:00 p.m. New York City time on August 1, 2018, or as soon thereafter as practicable.

* * *

It would be appreciated if, as soon as the Registration Statement is declared effective, you would so inform the Company’s counsel, Andrew C. Elken at (212) 474-1414, and then send written confirmation to the addressees listed on the cover of the Registration Statement.

Sincerely,

WHISKEY HOLDCO, INC.

/s/ Robert B. McIntosh
Robert B. McIntosh
Executive Vice President,
General Counsel and Secretary